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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 12b-25
                                              Commission File Number 001-11512

                           NOTIFICATION OF LATE FILING

(Check One):   [  ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F   [X] Form 10-Q
               [  ] Form N-SAR


         For Period Ended: December 29, 2001

[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                          -------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SatCon Technology Corporation
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 161 First Street City, state and zip code: Cambridge, Massachusetts 02142-1221

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |          (a)     The reasons described in reasonable detail in Part III
      |                  of this form could not be eliminated without
      |                  unreasonable effort or expense;
      |
      |          (b)     The subject annual report, semi-annual report,
      |                  transition report on Form 10-K, 20-F, 11-K or Form
      |                  N-SAR, or portion thereof will be filed on or before
[X]   |                  the 15th calendar day following the prescribed due
      |                  date; or the subject quarterly report or transition
      |                  report on Form 10-Q, or portion thereof will be filed
      |                  on or before the fifth calendar day following the
      |                  prescribed due date; and
      |
      |          (c)     The accountant's statement or other exhibit required
      |                  by Rule 12b- 25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In October 2001, SatCon Technology Corporation (the "Registrant") decided, for operational purposes, to change its reporting periods on a going forward basis for the first three quarters of its fiscal year ended September 30, 2002 ("Fiscal Year 2002") to the 13-week periods ending on the last Saturday of the last month of each quarter. As a result, the Registrant's first quarter for Fiscal Year 2002 ended on December 29, 2001 rather than on December 31, 2001. However, the Registrant did not realize that this change in the reporting period altered its reporting timetable under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and it continued to work towards a filing deadline for its Quarterly Report on Form 10-Q ("Form 10-Q") of February 14, 2002 (i.e., 45 days after December 31, 2001). In addition, the Registrant was in the process of interviewing and hiring a new chief financial officer, a process which only concluded following a meeting of the Registrant's board of directors and audit committee on February 12, 2002. As a result of relying upon its previous Exchange Act reporting compliance timetable and due to the resources devoted to, and transition associated with, the hiring of its new chief financial officer, the Registrant realized only on February 13, 2002 that its newly implemented reporting period had required filing of its Form 10-Q by February 12, 2002. At this time, the Registrant's independent auditors were still reviewing the Form 10-Q, and the Registrant had not yet completed its internal review to assure that the Form 10-Q was in technical compliance with the Exchange Act. In fact, the Registrant publicly disseminated a press release with its financial results for the first quarter of Fiscal Year 2002 and hosted an investor conference call discussing the Registrant's financial results on the morning of February 13, 2002. The Registrant will file the Form 10-Q no later than February 14, 2002 (the deadline that it would have been required to meet had it not changed its reporting period) and will adjust its Exchange Act filing and internal review timetable and calendar accordingly to assure that a similar inadvertent delay does not occur in the future. Due to the reasons described above, the Registrant could not have timely filed the Form 10-Q without unreasonable effort or expense, and the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Ralph M. Norwood, Vice President, Chief Financial Officer and Treasurer, (617) 349-0807.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]     Yes      [ ]     No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ ]    Yes      [X]      No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Not applicable.


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                          SatCon Technology Corporation

                  ---------------------------------------------

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  February 13, 2002               By: /s/ Ralph M. Norwood
                                            -----------------------------
                                            Name:  Ralph M. Norwood
                                            Title: Vice President, Chief
                                                   Financial Officer and
                                                   Treasurer


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